SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         -------------------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF SEPTEMBER 2007

                                 LANOPTICS LTD.
                              (Name of Registrant)

               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(1): [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(7): [_]

     INDICATE BY CHECK MARK WHETHER BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM, THE REGISTRANT IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               YES [_]     NO [X]

     IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12G3-2(B): 82- ______

THIS FORM 6-K IS BEING INCORPORATED BY REFERENCE INTO THE REGISTRANT'S FORM F-3 REGISTRATION STATEMENTS FILE NOS. 333-126416 AND 333-112136 AND 333-121611 AND 333-139707 AND 333-144251 AND FORM S-8 REGISTRATION STATEMENTS FILE NOS. 33-71822 AND 333-134593.

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                                 LANOPTICS LTD.

6-K Items

1. Ordinary Share Purchase Agreement dated September 9, 2007 by and between the Company and Mr. J. Cheney.

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                                                                          ITEM 1

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                        ORDINARY SHARE PURCHASE AGREEMENT

     This Ordinary Share Purchase Agreement (the "Agreement") is made as of September 9, 2007, by and between LanOptics Ltd., a company organized under the laws of the State of Israel (the "Company") with its principal office at 1 Hatamar Street, PO Box 527, Yokneam 20692, Israel, and James Cheney, an individual, residing at the address set forth on the signature page hereto (the "Purchaser").

     WHEREAS, the Company and the Purchaser entered into two Ordinary Share Purchase Agreements, dated August 20, 2007 and September 3, 2007 (the "Initial Agreements"), providing for the issuance and sale by the Company to the Purchaser, of ordinary shares, par value NIS 0.02 per share, of the Company ("Ordinary Shares"), upon the terms and conditions set forth therein;

     WHEREAS, in accordance with the Initial Agreements, the Company issued and sold to the Purchaser (i) on August 21, 2007, 495,000 Ordinary Shares and (ii) on September 4, 2007, 305,000 Ordinary Shares, in each case in accordance with the terms and conditions set forth therein; and

     WHEREAS, the Company and the Purchaser are interested in entering into this Agreement for the issuance and sale by the Company to the Purchaser of 100,000 Ordinary Shares, upon the terms and conditions set forth herein;

     NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, the Company and Purchaser agree as follows:

                                   SECTION 1.

                        AUTHORIZATION AND SALE OF SHARES

     1.1. SALE OF SHARES. At the Closing (as defined in Section 2), the Company shall issue and sell to Purchaser, and Purchaser shall buy from the Company, upon the terms and conditions hereinafter set forth, 100,000 Ordinary Shares (the "Shares") at a purchase price of $18.34 per share (the "Price Per Share") for an aggregate purchase price of One Million Eight Hundred and Thirty Four Thousand Dollars ($1,834,000) (the "Purchase Price").

     1.2. REGISTRATION OF SHARES. The Shares have been registered on a registration statement on Form F-3, File No. 333-144251, which registration statement, together with the prospectus comprising a part thereof (the "Registration Statement"), has been declared effective by the Securities and Exchange Commission (the "Commission") pursuant to the provisions of the Securities Act of 1933, as amended (the "Securities Act"), and has remained effective since such date and is effective on the date hereof.

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                                   SECTION 2.

                                CLOSING; DELIVERY

     2.1. CLOSING. The completion of the purchase and sale of the Shares (the "Closing") shall occur, as agreed to by the parties hereto and in any event no later than September 11, 2007 (the "Closing Date"). No later than the Closing Date, the Purchaser shall deliver, in immediately available funds, the full Purchase Price for the Shares by wire transfer to an account designated by the Company on the signature page hereto and, upon receipt by the Company of the full Purchase Price, the Company shall immediately cause its transfer agent to issue the Shares to the Purchaser via the Depository Trust Company's ("DTC") Deposit Withdrawal Agent Commission ("DWAC") system via the DTC instructions set forth opposite the Purchaser's name on the signature page hereto. The Shares must be unlegended and free of any resale restrictions that may be imposed by or on behalf of the Company. In the event the full Purchase Price for the Shares is not received by the Company by September 11, 2007, the Purchaser shall have no further right to purchase the Shares unless explicitly agreed to by the Company.

     2.2. Pursuant to Rule 424(b)(2) under the Act, the Company shall file with the Securities and Exchange Commission the prospectus supplement attached hereto as EXHIBIT A regarding the offer and sale of the Shares to the Purchaser no later than one business day following the Closing under this Agreement.

                                   SECTION 3.

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to Purchaser, as of the date of this Agreement and as of the date of the Closing, as follows:

     (a) The Company has been duly incorporated and is validly existing under the laws of the State of Israel, with full power and authority (corporate and otherwise) to own, lease and operate its properties and conduct its business as described in the Registration Statement; the Company is duly qualified to do business as a foreign corporation in each jurisdiction where the ownership or leasing of its properties or the conduct of its business requires such qualification, except where the failure to so qualify would not subject the Company to any material liability or disability.

     (b) The Company has full legal power and authority to enter into this Agreement and to perform the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Company and is a valid and binding agreement on the part of the Company, enforceable against the Company in accordance with its terms, except as enforcement hereof may be limited to applicable bankruptcy, insolvency, reorganization or other similar laws relating to or affecting creditors' rights generally or by general equitable principles. The performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, including without limitation, the sale of the Shares, will not result in a breach or violation of any of the terms and provisions of, or constitute a default under,
(i) any lease, contract or other agreement or instrument to which the Company is a party or by which its properties are bound, or (ii) the Articles of Association or Memorandum of Association of the Company or (iii) any law, order, rule, regulation, writ, injunction or decree of any court or governmental agency or body binding on the Company; and the Company is not required to obtain or make (as the case may be) any consent, approval, authorization, order, designation or filing by or with any court or regulatory, administrative or other governmental agency or body is required for the consummation by the Company of the transactions herein contemplated, except such as have been obtained under the Securities Act and state securities laws.


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     (c) The Shares to be purchased from the Company hereunder have been duly authorized for issuance and, when issued and delivered to the Purchaser by the Company against payment therefor in accordance with the terms of this Agreement, will be duly and validly issued and fully paid and nonassessable.

     (d) Other than as otherwise disclosed publicly, subsequent to the respective dates as of which information is given in the Registration Statement there has not been (i) any material adverse change, or any development which is likely to cause a material adverse change, in the business, properties or assets described or referred to in the Registration Statement, or the results of operations, condition (financial or otherwise), business or results of operations of the Company, (ii) any transaction which is material to the Company, (iii) any obligation, direct or contingent, which is material to the Company, incurred by the Company, (iv) any change in the capital stock or any material change in the outstanding indebtedness of the Company or (v) any dividend or distribution of any kind declared, paid or made on the capital stock of the Company. The Registration Statement and the prospectus included therein do not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances under which they were made.

     (e) The Registration Statement has become effective and the Company has not received, and has no notice of, any written order of the Commission preventing or suspending the use of the Registration Statement or the prospectus contained therein, or proceedings instituted for that purpose.

                                   SECTION 4.

                   REPRESENTATIONS AND WARRANTIES OF PURCHASER

     Purchaser represents, warrants, acknowledges and agrees that, as of the date of this Agreement and as of the date of the Closing:

     (a) the Purchaser is an "accredited investor" within the meaning of Rule 501(a) of Regulation D promulgated under the Securities Act and is knowledgeable, sophisticated and experienced in financial and business matters, in making, and is qualified to make, decisions with respect to investments in shares representing an investment decision like that involved in the purchase of the Shares, including investments in securities issued by the Company and comparable entities, and the Purchaser has undertaken an independent analysis of the merits and the risks of an investment in the Shares, based on the Purchaser's own financial circumstances;

     (b) the Purchaser has had the opportunity to request, receive, review and consider all information he deems relevant in making an informed decision to purchase the Shares and to ask questions of, and receive answers from, the Company concerning such information;

     (c) the Purchaser has independently investigated and evaluated the value of the Shares and the financial condition and affairs of the Company without reliance upon any information about the Company other than publicly available information. Based upon his independent analysis of such information, obtained from sources other than the Company, the Purchaser has reached his own business decision to effect the purchase contemplated herein;


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     (d) neither the Company, nor any of its affiliates, attorneys, accountants and financial advisors has furnished any information to the Purchaser, used by Purchaser in determining to make the purchase contemplated herein, with respect to the Company or the Shares, other than such information as is contained in this Agreement and the Registration Statement; and

     (e) except for the express representations and warranties contained in this Agreement, neither the Company, nor any of its affiliates, attorneys, accountants and financial advisors, has made any representations or warranties to the Purchaser.

                                   SECTION 5.

                                  MISCELLANEOUS

     5.1 WAIVERS AND AMENDMENTS. The terms of this Agreement may be waived or amended only with the written consent of the Company and Purchaser. The failure by any party at any time to enforce or to require the performance of any provision of this Agreement shall in no way be construed to be a waiver of any such provision and shall not affect the rights of such party hereunder thereafter to enforce or require the performance of such provision in accordance with the terms of this Agreement.

     5.2 GOVERNING LAW; VENUE. This Agreement is to be construed in accordance with and governed by the federal law of the United States of America and the internal laws of the State of New York without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the internal laws of the State of New York to the rights and duties of the parties. Each of the Company and the Purchaser submits to the nonexclusive jurisdiction of the United States District Court for the Southern District of New York and of any New York State court sitting in New York City for purposes of all legal proceedings arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the Company and the Purchaser irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum.

     5.3 SUCCESSORS AND ASSIGNS. This Agreement may not be assigned by Purchaser without the written consent of the Company.

     5.4 ENTIRE AGREEMENT. This Agreement, including the exhibits hereto, constitute the full and entire understanding and agreement between the parties with regard to the subjects thereof; and neither party shall have further rights or obligations with respect to any Ordinary Shares not issued and sold to Purchaser pursuant to the Initial Agreements.


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     5.5 NOTICES, ETC. Any notice or other communication required or permitted under this Agreement shall be in writing and may be sent by personal delivery, by telecopy, overnight delivery service or U.S. mail, in which event it shall be mailed first-class, certified or registered, postage prepaid. All such notices and communications must be addressed to the Company or the Purchaser, as the case may be, at their respective addresses and telecopy number (i) in the case of the Company, as set forth at the beginning of this Agreement in the case of the Company's address and to + 972 (4) 959-4177 in the case of a telecopy sent to the Company, and (ii) in the case of the Purchaser as set forth on the signature page hereto, or at such other address or telecopy number as the Company or Purchaser shall have furnished to the other party in writing. All notices and other communications shall be effective upon the earlier of actual receipt thereof and (A) in the case of notices and communications sent by personal delivery or telecopy, three hours following the first time during normal business hours following the time at which such notice or communication arrives at the applicable address or was successfully sent to the applicable telecopy number, (B) in the case of notices and communications sent by overnight delivery service, at noon (local time) on the first business day following the day such notice or communication was sent, and (C) in the case of notices and communications sent by U.S. mail, five days after such notice or communication shall have been deposited in the U.S. mail.

     5.6 TITLES AND SUBTITLES. The titles of the paragraphs and subparagraphs of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

     5.7 COUNTERPARTS. This Agreement may be executed in two counterparts, each of which shall be an original, but both of which together shall constitute one instrument. Facsimile signatures shall be deemed original signatures.

     5.8 FURTHER ASSURANCES. Each party to this Agreement shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments and documents as the other party hereto may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

     5.9 EXPENSES. Except as otherwise set forth herein, the Company and Purchaser shall each bear its own expense incurred on its behalf with respect to this Agreement and the transactions contemplated hereby, including fees of legal counsel.

     5.10 SURVIVABILITY. The respective representations and covenants of the parties hereto shall survive the Closing of the transactions contemplated hereby.

                            [Signature Page Follows]


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     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized representatives as of the day and year first above written.

LANOPTICS LTD.                                               WIRE INSTRUCTIONS:

By: _____________________
    Name: _______________
    Title: ______________

JAMES CHENEY
                                                             ADDRESS FOR NOTICE:
By: _____________________

                                                             DTC INSTRUCTIONS:


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                                    EXHIBIT A

                              PROSPECTUS SUPPLEMENT


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     LANOPTICS LTD.
                                                     (Registrant)

                                                     By: /s/ Dror Israel
                                                     -------------------
                                                     Dror Israel
                                                     Chief Financial Officer

Date: September 10, 2007